UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 30, 2018

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Corporate Notes

GENERAL INSTRUCTIONS

A. Rules as to Use of Form 1-U.

(1) This Form shall be used for current reports pursuant to Rule 257(b)(4) of Regulation A (§§ 230.251- 230.263).

(2) A report on this Form is required to be filed, as applicable, upon the occurrence of any one or more of the events specified in Items 1 – 9 of this Form. Unless otherwise specified, a report is to be filed within four business days after occurrence of the event. If the event occurs on a Saturday, Sunday, or holiday on which the Commission is not open for business, then the four business day period shall begin to run on, and include, the first business day thereafter.

(3) If the issuer previously has provided substantially the same information as required by this Form in a report required by Rule 257(b) of Regulation A, the issuer need not make an additional report of the information on this Form. To the extent that an item calls for disclosure of developments concerning a previously reported event or transaction, any information required in the new report or amendment about the previously reported event or transaction may be provided by incorporation by reference to the previously filed report, if a hyperlink to such report as filed with the Commission is included.

(4) Copies of agreements, amendments or other documents or instruments are not required to be filed as exhibits to the Form 1-U unless specifically required by the applicable item. This instruction does not affect the requirement to otherwise file such agreements, amendments or other documents or instruments, including as exhibits to offering statements and periodic reports pursuant to the requirements of Regulation A.

SEC2915 (6-15) 1 of 4	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B. Preparation of Report.

(1) Regulation A contains certain general requirements which are applicable to reports on any form, including amendments to reports. These general requirements should be carefully read and observed in the preparation and filing of reports on this Form.

(2) This Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the re- port. Nevertheless, the report shall contain the number and caption of each applicable item, but the text of such item may be omitted. All items that are not required to be answered in a particular report may be omitted and no reference thereto need be made in the report. All instructions should also be omitted.

(3) In addition to the information expressly required to be included in this Form, there shall be added such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

C. Signature and Filing of Report.

(1) The report must be filed with the Commission in electronic format by means of the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232).

(2) The report must be signed by an officer duly authorized to sign on behalf of the issuer. The report must be signed using a typed signature. The signatory to the filing must also manually sign a signature page or other document authenticating, acknowledging or otherwise adopting his or her signature that appears in the filing. Such document must be executed before or at the time the filing is made and must be retained by the issuer for a period of five years. Upon request, the issuer must furnish to the Commission or its staff a copy of any or all documents retained pursuant to this paragraph.

D. Incorporation by Reference and Cross-Referencing.

(1) An issuer may incorporate by reference to other documents previously submitted or filed on EDGAR. Cross-referencing within the report is also encouraged to avoid repetition of information. For example, you may respond to an item of this Form by providing a cross-reference to the location of the information in another item, instead of repeating such information. Descriptions of where the information incorporated by reference or cross-referenced can be found must be specific and must clearly identify the relevant document and portion thereof where such information can be found. For exhibits incorporated by reference, this description must be noted in the exhibits index for each relevant exhibit. All such descriptions of where information incorporated by reference can be found must be accompanied by a separate hyperlink to the incorporated document on EDGAR. A hyperlink need not remain active after the filing of the report, except that amendments to the report must update any hyperlinks referred to in the amendment that are inactive.

(2) Reference may not be made to any document if the portion of such document containing the pertinent information includes an incorporation by reference to another document. Incorporation by reference to documents not available on EDGAR is not permitted. Information shall not be incorporated by reference or cross-referenced in any case where such incorporation would render the statement or report incomplete, unclear, or confusing. Incorporating information into any financial statements from elsewhere is not permitted.

(3) If any substantive modification has occurred in the text of any document incorporated by reference since such document was filed, the issuer must file with the reference a statement containing the text and date of such modification.

2 of 4

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.	Fundamental Changes

Item 2.	Bankruptcy or Receivership

Item 3.	Material Modification to Rights of Securityholders

Item 4.	Changes in Issuer’s Certifying Accountant

Item 5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Item 6.	Changes in Control of Issuer

Item 7.	Departure of Certain Officers

Item 8.	Certain Unregistered Sales of Equity Securities

Item 9.	Other Events

THE ISSUER FILED ITS 1-K FOR FISCAL YEAR ENDING 12-31-17 ONE MINUTE LATE. THE COMPANY MISSED THE 5:30 PM FILING DEADLINE BY 1 MINUTE, AND THEREFORE THE FORM 1-K WAS DEEMED FILED ON MAY 1, 2018 INSTEAD OF APRIL 30, 2018. THE FILING WAS 1 MINUTE LATE DUE TO UNFORESEEN LAST MINUTE CIRCUMSTANCES.

3 of 4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) LEGION CAPITAL CORPORATION

By (Signature and Title) JAMES BYRD, CEO

Date  APRIL 30, 2018

4 of 4